Exhibit 99.1

   Press Release

SES Delivers Solid 9 Months & Q3 2026

Results and Reiterates Full-Year Outlook

Luxembourg, November 5, 2026 — SES S.A. announces financial results for the nine and three months ended September 30, 2026.

YTD 2026 Performance (€ million)	YTD 2026 as reported (1)	YTD 2025 as reported (1)(5)	∆ At constant FX (2)	YTD 2025 like-for-like(3)	∆ At constant FX (2)

Average €/$ FX rate	1.16	1.11		1.11

Revenue	2,472	1,743	+45.5%	2,628	-2.0%

Adjusted EBITDA (4)	1,138	838	+40.0%	1,170	+1.4%

1)	‘Reported basis’ with Intelsat fully consolidated from July 17, 2025
2)	‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations
3)	‘Like-for-like basis’ is as if Intelsat was fully consolidated from January 1, 2024
4)

Excluding operating expenses/income recognized in relation to U.S. C-band repurposing, other income non-recurring, fair value movement on contingent value rights and other significant special items (disclosed separately)

5)	2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat.

•

YTD 2026, Networks revenue up +54.4% yoy(1) (+1.0% yoy LFL) supported by growth in Mobility (+98.8% yoy(1), +9.7% yoy LFL, including positive impact from contract restructurings in Aviation in Q1 & Q3 26) and Government & Defense (+27.4% yoy(1), +2.7% yoy LFL); solid performance in Media (+30.1% yoy(1), -6.8% yoy LFL)

•	€5.8 billion of new business and contract renewals signed YTD including IRIS[2] contribution of €3.4 billion, leading to €10.0 billion backlog

•	Net Leverage ratio stands at 3.7 times including cash and cash equivalents balance of 1.26 billion euros(2)

•	2026 financial outlook(3) reiterated, CapEx optimized: both Revenue and Adjusted EBITDA expected to be stable yoy(1) on a like-for-like and constant FX basis, optimized CapEx of around €600 million(3)

•	Final three O3b mPOWER satellites successfully launched on Sept 13, 2026, strengthening performance, resiliency and reach of SES’s MEO network, expected to be operational mid-2027

•	IRIS[2] implementation agreement signed, moving Europe’s sovereign constellation from design to implementation phase

•	Construction of the satellite manufacturing site in Luxembourg has started, with completion expected by first half 2028, supporting IRIS[2] and meoSphere

•	Submission of SES’s transition plan to clear Upper C-band to the U.S. FCC on Nov 5, 2026

•

Interim 2026 dividend of €104 million(4) (€0.25 per A-share; €0.10 per B-share) paid on Oct 15, 2026; a final 2026 dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) expected to be paid in May 2027

•

Capital Markets Day rescheduled to coincide with FY26 results publication on Mar 11, 2027; key agenda items are expected to include updates on SES’s strategic evolution, mid-term financial targets, long-term financial ambitions, financial/capital allocation policy, and deleveraging path incl. plans to potentially bring forward a portion of C-band proceeds

Adel Al-Saleh, CEO of SES, commented: “SES’s performance in the first nine months 2026 reflects solid execution across the business and supports confidence in our reiterated FY26 financial outlook. We delivered a good third quarter with Revenue growth of +4.2% yoy LFL and an increase in Adjusted EBITDA of +18.6% yoy LFL. These developments were mainly driven by strong momentum in Mobility incl. a positive contract restructuring and robust Government & Defense performance as well as a solid recovery in Media trends, reflecting focused commercial execution and growing demand for mission-critical connectivity services.

1)	At constant FX (comparative figures restated to neutralize currency variations)
2)	Excluding €172 million of restricted cash primarily with respect to the SES-led consortium’s involvement in the IRIS2 program
3)

Financial Outlook is stated at constant FX, and like-for-like, as if Intelsat consolidated from January 1, 2024; assuming nominal satellite health and launch schedule; Capital Expenditure outlook excludes any capital expenditures related to C-band clearance, expected to be around €100-150 million in FY26; is set at an EUR/USD exchange rate of 1.20

4)	Net of dividends received on treasury shares of €8 million

YTD 2026, we have added €5.8bn to our backlog, bringing our total backlog to €10.0bn, which provides a strong foundation for our medium- and long-term financial performance. The integration of Intelsat is progressing well, with synergy delivery on-track and continued emphasis on cost discipline and strict capital deployment.

Networks growth continues to be driven by solid commercial momentum in Mobility and Government & Defense. While Fixed Data remains challenging, we did see some sequential improvement from Q2. In Aviation, we signed several important new airlines like Finnair, Air Astana and expanded our reach with more aircraft from LATAM, American Airlines and Avianca, continuing to build strong commercial momentum with more than 250 new aircraft wins in YTD 2026 and close to 650 tails flying with our multi-orbit Electronically Steered Antenna (ESA) solution.

In Government & Defense, demand for secure, resilient and mission-critical communications remains strong, reflected in key strategic Space Mission Prime awards such as the U.S. Space Force PTS-G and IRIS2, and strong demand related to our long-term managed services contracts.

The construction of the new satellite manufacturing facility in Luxembourg has commenced. SES will design and build the payloads, and perform assembly, integration and test (AIT) for the next generation MEO satellites – including meoSphere and IRIS2 – in Luxembourg. This new facility marks a major milestone for SES’s transformation and business model evolution. It will enhance SES’s ability to design, develop and manufacture critical satellite technologies including next-gen meoSphere and IRIS2.

Media continues to have a strong cash-generative profile and is at the center of global broadcasting, underpinned by €900 million of long-term contract renewals such as Canal+ and Sky and new business beyond the next decade.

The final three O3b mPOWER satellites were successfully launched in September and will enhance network resilience, service quality and boost mPower constellation capacity for our customers from mid next year.

The process for repurposing 160 MHz of Upper C-band spectrum is on track. The next milestone is the submission of SES’s transition plan to the FCC for public comments on Nov 5, followed by the selection of the Clearinghouse by year-end and the auction expected to be finalized by July 2027.

On the back of good operational and commercial momentum, clear visibility into Q4, we reiterate our FY26 financial outlook and have reduced CapEx and are committed to disciplined financial execution and long-term value creation for all stakeholders.”

Financial Outlook

SES reiterates its 2026 financial outlook on a like-for-like (as if Intelsat was consolidated from January 1, 2024) and constant FX basis(1).

On this basis, SES’s 2026 financial outlook expects both Revenue and Adjusted EBITDA to be stable year-on-year.

Capital expenditures (net cash absorbed by investing activities excluding acquisitions, financial investments and excluding C-band) are now expected to be around €600 million(2) (previously €700 million).

SES plans to continue building on its MEO capabilities through meoSphere, the company’s next generation multi mission MEO network supported by New Space innovators, including the K2 Space partnership.

1)

Financial outlook is based on i) constant FX; ii) like-for-like basis is as if Intelsat fully consolidated from January 1, 2024; iii) adjustments to convert the financial information of the Intelsat Group from U.S. GAAP to IFRS; (iv) adjustments for intercompany eliminations; and (v) assumption of nominal satellite launch schedule and nominal satellite health status. The actual results and financial outlook are presented including the effects of purchase price accounting related to the Intelsat acquisition.

2)	Excludes any capital expenditures related to C-band clearance, expected to be around €100-150 million in FY26; is set at an EUR/USD exchange rate of 1.20.

Key business and financial highlights

(Intelsat fully consolidated from July 17, 2025 – as reported; at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APMs) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the group’s financial performance and financial position.

€ million	YTD 2026	YTD 2025(1)	∆ at reported FX	∆ at constant FX

Average €/$ FX rate	1.16	1.11

Revenue	2,472	1,743	+41.8%	+45.5%

Adjusted EBITDA	1,138	838	+35.7%	+40.0%

Adjusted Net Profit (Loss)	(82)	72	n/m	n/m

Adjusted Net Debt / Adjusted EBITDA	3.7 times	3.7 times	n/m	n/m

‘At constant FX’ refers to comparative figures restated at the current period FX to neutralize currency variations.

1)	2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat.

Networks revenue of €1,574 million (64% of total revenue) increased +54.4% yoy driven by growth in Mobility (+98.8% yoy; including positive impact from planned contract restructurings in Aviation of €81 million in Q1 2026 and €54 million in Q3 2026, €15 million in Q2 2025 and periodic revenue of €19 million recognized in Maritime in Q1 2025), Government & Defense (+27.4% yoy), and Fixed Data (+45.3% yoy).

Media revenue of €875 million (36% of total revenue) was up +30.1% yoy, benefiting from fully consolidating Intelsat from July 17, 2025. Underlying performance reflects positive impacts from important renewals and new business, partially offset by capacity optimization in mature markets as well as the impact from the Brazilian customer bankruptcy in Q1 2026.

Adjusted EBITDA of €1,138 million represented an Adjusted EBITDA margin of 45.8% (YTD 2025: 48.1%) including the contribution from the acquisition of Intelsat from July 17, 2025, and contract restructurings in Mobility in Q1 2026 and Q3 2026 as well as lower OpEx. These favorable impacts were partly offset by the mix impact of revenue declines from Fixed Data and Media, and the phasing of Government contracts, as well as adverse foreign exchange impacts.

Adjusted EBITDA excludes significant special items with a nil net impact (YTD 2025: €18 million net expense), comprising fair value movement on contingent value rights of €72 million (YTD 2025: nil), other income (non-recurring) of €36 million (YTD 2025: €84 million) and net C-Band income of €1 million (YTD 2025: €1 million), partly offset by restructuring charges of €18 million (YTD 2025: €23 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €21 million (YTD 2025: €78 million), non-cash loss from derecognition of assets of €33 million (YTD 2025: nil), non-cash impairment losses on financial assets non-recurring of €31 million (YTD 2025: nil) and other charges of non-recurring nature of €6 million (YTD 2025: €2 million).

Adjusted Net Loss of €82 million (YTD 2025: Profit of €72 million) mainly reflects €285 million year-on-year increase in depreciation & amortization expense driven by the Intelsat acquisition, higher net financing costs of €235 million (YTD 2025: €38 million), as well as higher other non-operating expenses and non-controlling interest. This is partly offset by higher Adjusted EBITDA and lower net income tax. Net financing costs includes interest expense on external borrowings of €174 million (YTD 2025: €54 million) and other net interest expense of €113 million (YTD 2025: €49 million), partly offset by interest income of €51 million (YTD 2025: €79 million), as well as the impact of net foreign exchange gain of €1 million (YTD 2025: loss of €14 million).

Adjusted Net Loss excludes the significant special items highlighted above, as well as non-cash net impairment expense of €106 million (YTD 2025: €73 million), M&A-related net financing charges of nil (YTD 2025: €66 million) and net tax benefit of €13 million (YTD 2025: benefit of €37 million) associated with all the significant special items.

At September 30, 2026, the Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.650 billion of hybrid bonds as debt and 50% as equity) was 3.7 times (31 December 2025: 3.9 times). Cash & cash equivalents of €1.26 billion (excluding €172 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2).

In YTD 2026, SES repaid debt maturities of approximately €1,320 million, including its €650 million senior bond and its outstanding €525 million Deeply Subordinated Fixed Rate Resettable Securities.

In October, post quarter close, SES successfully completed a €500 million bond issuance due 2031 as part of its ongoing refinancing and balance-sheet strengthening activities. The transaction was accompanied by a cash tender offer for its €500 million notes due November 2027, under which €363 million was accepted for repurchase, proactively addressing upcoming debt maturities.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. In Q3 2026, the company collected approximately $11 million (€10 million) through settlements, with additional payments expected as negotiations progress. To date, the company has collected a total of $229 million.

The interim FY 2026 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on October 15, 2026. The final FY 2026 dividend (subject to shareholder approval) of at least €0.25 per A-share (€0.10 per B-share) is to be paid to shareholders in May 2027.

The Capital Markets Day is rescheduled to coincide with FY26 results publication on March 11, 2027. Key agenda items will include updates on SES’s strategic transformation, capital allocation policy, mid-/long-term financial targets, and plans to potentially bring forward a portion of the anticipated C-band proceeds. SES restates its commitment to disciplined financial allocation, investment grade metrics and net leverage target of 3.0 times or below. Once the company meets its net leverage target, it intends to increase the annual base dividend, and at least a majority of future exceptional cash flows will be prioritized for shareholder returns.

Operational performance

(Intelsat consolidated from July 17, 2025)

REVENUE BY BUSINESS UNIT

	Revenue as reported (€million)				As reported revenue change (year-on-year) at constant FX
	Q1 2026	Q2 2026	Q3 2026	YTD 2026	Q1 2026	Q2 2026	Q3 2026	YTD 2026

Average €/$ FX rate	1.18	1.16	1.15	1.16

Media	285	286	304	875	+42.9%	+50.3%	+7.4%	+30.1%

Networks	556	462	556	1,574	+106.0%	+72.0%	+15.6%	+54.4%

Government & Defense	189	192	216	597	+50.7%	+34.1%	+7.9%	+27.4%

Fixed Data	109	108	105	322	+79.0%	+101.0%	-1.7%	+45.3%

Mobility	259	162	234	655	+207.8%	+125.6%	+35.0%	+98.8%

Other	6	7	11	24	n/m	n/m	n/m	n/m

Group Total	847	755	870	2,472	+80.5%	+64.2%	+12.9%	+45.5%

‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date

IS-42	N. Atlantic, W. Europe, W. Africa	Networks	2028

IS-43	Indian Ocean Region, Europe, Middle East, Africa	Networks	2028

IS-45	Middle East	Government & Defense	2028

ASTRA 1Q	Europe	Media, Networks	2028

SES-26	Africa, Asia, Europe, Middle East	Media, Networks	2028

EAGLE-1	Europe	Government & Defense	2028

GOVSAT-2	Europe	Government & Defense	2029

Launch dates are based on satellite manufacturer’s estimated delivery dates as of September 30, 2026. Final launch dates are subject to confirmation by launch providers.

“Networks” refers to Government & Defense, Mobility, and Fixed Data applications.

CONSOLIDATED INCOME STATEMENT

(Intelsat fully consolidated from July 17, 2025 - as reported)

€ million	YTD 2026	YTD 2025(2)

Average €/$ FX rate	1.16	1.11

Revenue	2,472	1,743

U.S. C-band repurposing income	1	3

Other income	50	86

Other operating expenses	(1,424)	(1,012)

Loss from derecognition of fixed asset	(33)	-

Fair value movement on contingent value rights	72	-

EBITDA	1,138	820

Depreciation expense	(816)	(570)

Amortisation expense	(137)	(98)

Non-cash impairment	(106)	(73)

Operating profit / (loss)	79	79

Net financing income / (expense)	(235)	(104)

Other non-operating income/ expenses (net)	(8)	2

Profit / (loss) before tax	(164)	(23)

Income tax benefit / (expense)	1	(20)

Non-controlling interests	(12)	(5)

Net profit / (loss) attributable to owners of the parent	(175)	(48)

Basic and diluted earnings / (loss) per A-share (in €)(1)	(0.47)	(0.14)

Basic and diluted earnings / (loss) per B-share (in €)(1)	(0.19)	(0.05)

1)

Earnings / (loss) per share is calculated as profit or loss attributable to the owners of the parent divided by the weighted average number of shares outstanding during the year as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit or loss for the period attributable to ordinary shareholders has been adjusted to include the assumed coupon, net of tax, on the perpetual bonds.

2)	2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat.

€ million	YTD 2026	YTD 2025(3)

Adjusted EBITDA	1,138	838

Fair value movement on contingent value rights	72	-

Other income non-recurring(1)	36	84

Impairment losses on financial assets non-recurring	(31)	-

Loss from derecognition of fixed asset	(33)	-

Other significant special items(2)	(45)	(103)

U.S. C-band net income	1	1

EBITDA	1,138	820

1)

Other Income non-recurring includes €32 million associated with mPOWER insurance claims, €4 million associated with other claims (YTD 2025: €73 million associated with mPOWER insurance claims and €10 million related to gain from sale of business).

2)

Other significant special items’ include restructuring charges of €18 million (YTD 2025: €23 million), costs deriving from the development and/or implementation of merger and acquisition activities (“M&A”) of €21 million (YTD 2025: €78 million) and €6 million of other charges of non-recurring nature (YTD 2025: €2 million).

3)	YTD 2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat.

€ million	YTD 2026	YTD 2025(3)

Adjusted Net Profit / (Loss)	(82)	72

Fair value movement on contingent value rights	72	-

Other income non-recurring(1)	36	84

Impairment losses on financial assets	(31)	-

Loss from derecognition of fixed asset	(33)	-

Other significant special items (2)	(45)	(169)

U.S. C-band net income	1	1

Impairment expense (net)	(106)	(73)

Tax on significant special items	13	37

Net profit / (loss) attributable to owners of the parent	(175)	(48)

1)

Other Income non-recurring includes €32 million associated with mPOWER insurance claims, €4 million associated with other claims (YTD 2025: €73 million associated with mPOWER insurance claims and €10 million related to gain from sale of business).

2)

Other significant special items’ include restructuring charges of €18 million (YTD 2025: €23 million), costs deriving from the development and/or implementation of merger and acquisition activities (“M&A”) of €21 million (YTD 2025: €78 million) and €6 million of other charges of non-recurring nature (YTD 2025: €2 million). M&A costs of YTD 2025 include net financing charges of €66 comprising an interest expense of €72 million and loan origination costs of €7 million, partly offset by interest income of €13 million associated mainly with the €1 billion hybrid financing issued in September 2024 in connection with the Intelsat transaction.

3)	YTD 2025 has been restated to reflect Purchase Price Allocation (PPA) adjustments recorded in connection with the acquisition of Intelsat.

SUPPLEMENTARY FINANCIAL INFORMATION

1.) QUARTERLY INCOME STATEMENT

(Intelsat fully consolidated from July 17, 2025 – as reported)

€ million	Q1 2025	Q2 2025	Q3 2025	Q4 2025	Q1 2026	Q2 2026	Q3 2026

Average €/$ FX rate	1.04	1.12	1.16	1.16	1.18	1.16	1.15

Revenue	509	469	765	884	847	755	870

U.S. C-band income	1	2	-	-	-	-	1

Other income	1	48	37	96	11	16	23

Operating expenses	(238)	(261)	(513)	(586)	(457)	(480)	(487)

Loss on derecognition of tangible assets	-	-	-	-	(27)	(6)	-

Fair value movement on contingent value rights	-	-	-	(28)	-	72	-

EBITDA	273	258	289	366	374	357	407

Depreciation expense	(164)	(156)	(250)	(266)	(256)	(284)	(276)

Amortisation expense	(31)	(30)	(37)	(42)	(47)	(45)	(45)

Non-cash impairment	-	(73)	-	(73)	-	(106)	-

Operating profit / (loss)	78	(1)	2	(15)	71	(78)	86

Net financing income / (expense)	(26)	(9)	(69)	(68)	(75)	(80)	(80)

Other non-operating income/(expense) (net)	-	2	-	(9)	-	(9)	1

Profit / (loss) before tax	52	(8)	(67)	(92)	(4)	(167)	7

Income tax benefit / (expense)	(22)	(4)	6	41	(3)	9	(5)

Non-controlling interests	(1)	(3)	(1)	4	(9)	(2)	(1)

Net profit / (loss) attributable to owners of the parent	29	(15)	(62)	(47)	(16)	(160)	1

Basic earnings / (loss) per share (in €)(1)

Class A shares	0.06	(0.04)	(0.16)	(0.12)	(0.05)	(0.41)	(0.01)

Class B shares	0.03	(0.02)	(0.06)	(0.05)	(0.02)	(0.16)	(0.01)

Adjusted EBITDA	280	241	317	358	404	321	413

Adjusted EBITDA margin	55%	51%	41%	41%	48%	42%	47%

Fair value movement on contingent value rights	-	-	-	(28)	-	72	-

U.S. C-band income	1	2	-	-	-	-	1

Other non-recurring income	1	48	35	91	9	13	14

Impairment (losses) / reversals on financial assets non-recurring	-	-	-	-	-	(31)	-

Loss from derecognition of fixed asset	-	-	-	-	(27)	(6)	-

U.S. C-band operating expenses	(1)	(1)	-	-	-	-	-

Other significant special items	(8)	(32)	(63)	(55)	(12)	(12)	(21)

EBITDA	273	258	289	366	374	357	407

1)

Earnings / (loss) per share is calculated as profit attributable to owners of the parent divided by the weighted average number of shares outstanding during the year, as adjusted to reflect the economic rights of each class of share. For the purposes of the EPS calculation only, the net profit / (loss) for the year attributable to ordinary shareholders has been adjusted to include the coupon, net of tax, on the perpetual bonds. Fully diluted earnings per share are not significantly different from basic earnings per share.

SUPPLEMENTARY FINANCIAL INFORMATION (CONTINUED)

2a) COMBINED LIKE-FOR-LIKE REVENUE BY BUSINESS UNIT AND ADJUSTED EBITDA

(Intelsat fully consolidated from January 1, 2024. Year-on-year change presented at ‘Constant FX’ unless otherwise stated)

	Change year-on-year at Constant FX

	Q1 2026	Q2 2026	Q3 2026	YTD 2026	Q1 2026	Q2 2026	Q3 2026	YTD 2026

Average €/$ FX rate	1.18	1.16	1.15	1.16

Media	285	286	304	875	-11.0%	-9.0%	-0.1%	-6.8%

Networks	556	462	556	1,574	+13.0%	-14.7%	+6.1%	+1.0%

Government	189	192	216	597	+8.8%	-4.1%	+4.2%	+2.7%

& Defense

Fixed Data	109	108	105	322	-16.9%	-16.3%	-12.3%	-15.2%

Mobility	259	162	234	655	+37.6%	-23.7%	+19.3%	+9.7%

Other	6	7	11	24	n/m	n/m	n/m	n/m

Total revenue	847	755	870	2,472	+3.1%	-12.8%	+4.2%	-2.0%

Adjusted EBITDA	404	321	413	1,138	+5.0%	-17.4%	+18.6%	+1.4%

‘At Constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations.

2b) BASIS OF COMBINED LIKE-FOR-LIKE FINANCIAL INFORMATION

The supplemental combined like-for-like financial information included in this press release presents the historical consolidated financial information of the SES Group adjusted to give effect to the acquisition of Intelsat by SES as if it had taken place on January 1, 2024. This combined like-for-like financial information does not meet the requirements of Article 11 of SEC Regulation S-X.

The SES Group’s consolidated financial statements are prepared in accordance with IFRS, and the Intelsat Group’s pre-acquisition financial information was prepared in accordance with U.S. GAAP. The combined like-for-like financial information includes (i) adjustments to convert the pre-acquisition financial information of the Intelsat Group from U.S. GAAP to IFRS, such as fair value adjustments in respect of contract liabilities impacting combined like-for-like revenue, share-based compensation and employee benefits adjustments, as well as leases impacting combined like-for-like operating expenses, (ii) intercompany eliminations and (iii) restatement at constant FX of comparative figures.

The combined like-for-like financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been achieved had the Acquisition occurred on 1 January 2024, nor is it meant to be indicative of future results of operations of the Combined Group. The combined like-for-like financial information is based on the SES Group’s accounting policies. Further review of the pre-acquisition financial information may have identified additional differences between the accounting policies of the SES Group and the Intelsat Group that, when conformed, could have a material impact on the like-for-like financial information of the Combined Group.

ALTERNATIVE PERFORMANCE MEASURES

SES regularly uses Alternative Performance Measures (‘APMs’) to present the performance of the Group and believes that these APMs are relevant to enhance understanding of the financial performance and financial position. These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

Alternative Performance Measure	Definition

Reported EBITDA and EBITDA margin	EBITDA is profit for the period before depreciation, amortization, impairment, net financing cost, other non-operating income / expense (net) and income tax. EBITDA margin is EBITDA divided by the sum of revenue and other income including U.S. C-band repurposing income.

Adjusted EBITDA and Adjusted EBITDA margin	EBITDA adjusted to exclude significant special items of a non-recurring nature. The current significant special items relate primarily to fair value movement on contingent value rights, loss from derecognition of fixed assets, non-recurring impairment losses on financial assets, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities, as well as specific business taxes of a non-recurring nature. The Adjusted EBITDA margin is Adjusted EBITDA divided by revenue.

Combined Like-for-like Adjusted EBITDA	Combined Like-for-like Adjusted EBITDA includes Intelsat fully consolidated from 1 January 2024 at reported FX.

Adjusted Net Debt	Adjusted Net Debt is defined as current and non-current borrowings (including lease liabilities) less cash and cash equivalents (excluding amounts subject to contractual restrictions) and excluding 50% of the Hybrid Bond (classified as borrowings) and including 50% of the Perpetual Bond (classified as equity). The treatment of the Hybrid Bond and Perpetual Bond is consistent with rating agency methodology.

Adjusted Net Debt to Adjusted EBITDA	The Adjusted Net Debt to Adjusted EBITDA ratio is defined as Adjusted Net Debt divided by Adjusted EBITDA.

Adjusted Net Profit	Net profit attributable to owners of the parent adjusted to exclude the after-tax impact of significant special items including fixed assets impairment charges and M&A net financing income / costs.

Presentation of Results:

A presentation of the results for investors and analysts will be hosted at 12.00 CEST on 5 November 2026 and will be broadcast via webcast and conference call.

The details for the conference call and webcast are as follows:

Conference Call registration:	https://engagestream.euronext.com/ses/9months-q32026-results/dial-in

Webcast registration:	https://ses.engagestream.euronext.com/9months-q32026-results

The presentation is available for download from https://www.ses.com/company/investors/financial-results and a replay will be available shortly after the conclusion of the presentation.

For further information please contact:

Christian Kern	SES Communications
Investor Relations	SES.Press@ses.com
IR@ses.com

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About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com.

Forward looking statements

This press release contains, and our officers and representatives may make, certain “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “ensure,” “estimate,” “committed,” “expect,” “positioned,” “prime” “project,” “intend,” “plan,” “forecast,” “likely,” “believe,” “target,” “on track,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding our reiterated financial outlook for 2026, 2026 financial targets, liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, integration of Intelsat and expected synergy delivery, Upper C-band transition process and ability to accelerate C-band payments, our plans and decisions relating to various capital expenditures, capital allocation priorities, anticipated future satellite launches, dividends, O3b mPOWER satellites, including expected service dates and settlements, the IRIS² program, the expected completion date for the new manufacturing facility and service dates for MEO satellites, SpaceRISE consortium and MEO capabilities, including through meoSphere, and other discretionary items such as our market growth assumptions, and generally, our expectations concerning our future performance.

Forward-looking statements are not assurances of future performance and are subject to uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; the FCC’s current C-Band proceeding, which could impact the value of the CVRs; difficulties determining the value of the CVRs; the company’s ability to clear 160 MHz of Upper C-band spectrum in a timely manner to achieve the incentive payments set forth in the FCC’s Upper C-band Report and Order; certain relocation expenses may not ultimately be approved for reimbursement under the Upper C-band Report and Order; regulatory challenges, including the company or its customers failing to obtain and maintain required regulatory approvals and the company’s ability to comply with extensive regulation and regulatory changes in countries in which it provides service; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; the company’s dependence upon several large customers; changes in technology or the satellite communications market that could make the company’s satellite telecommunications system obsolete or subject to lower or reduced demand; global economic turmoil, international conflict, trade wars and tariffs and related uncertainties; liquidity, currency and foreign exchange and counterparty risks; potential cyber-attacks against, or breaches to, the company’s information technology systems; the impact of overall industry and general economic conditions, including uncertainty around the macroeconomy, inflation, interest rates and related monetary policy in response to inflation; tax regulations; U.S. federal government shutdowns; and the company’s level of indebtedness.

Other factors that might cause actual results to differ include those discussed in our filings with the U.S. Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary from those anticipated, and therefore you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.